SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

                 INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  NOTICE OF CHANGE IN THE MAJORITY OF DIRECTORS


Date of Designation Pursuant to Section 14(f) of the Securities Exchange Act of 1934: 10 days after the date of filing of this Notice and transmittal thereof to the Registrant's shareholders.

Commission File number:   0-13215
                          -------


                               JNS MARKETING, INC.
                               -------------------
             (Exact name of registrant as specified in its charter)


     COLORADO                                           84-0940146
 -----------------                                      ----------
(State or Other Jurisdiction                            (I.R.S. Employer
of incorporation or organization)                        Identification Number)


4150 Long Beach Boulevard, Long Beach, California 90807
-------------------------------------------------------
(Address of principal Executive Offices Zip Code)


Registrant's telephone number, including area code: (562) 997-4420

                               JNS MARKETING, INC.
                            4150 Long Beach Boulevard
                          Long Beach, California 90807

                                 --------------


                 INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  NOTICE OF CHANGE IN THE MAJORITY OF DIRECTORS
                                November 5, 2001

                                 --------------


         This Information Statement is being mailed on or about November 5, 2001 to the holders of record of the Common Stock, par value $0.0001 per share, of JNS Marketing, Inc., a Colorado corporation (the "Company") as of the close of business on October 31, 2001. This Information Statement is being furnished in contemplation of a change in a majority of the members of the Company's Board of Directors as a result of a change in control of the Company. On October 22, 2001, the Company and Walter Galdenzi completed a Share Purchase Agreement (the "Agreement") with Latinocare Management, Inc., a California Corporation ("LMC") under which LMC acquired 3,270,000 of the issued and outstanding common stock of the Company in exchange for $300,000. As a result of the closing, LMC now owns approximately 79% of the total issued and outstanding stock of the Company. LMC and the Company plan to enter into an Agreement and Plan of Reorganization (the "Reorganization") which will result in a share exchange between the shareholders of LMC and the Company. Pursuant to the Reorganization, LMC will become a wholly owned subsidiary of the Company and the shareholders of LMC will become the controlling shareholders of the Company. Upon completion of the Reorganization,
(a) the 3,270,000 shares of the Common Stock of the Company owned by LMC will be retired and cancelled, and (b) the Company expects to have a total of approximately 14,529,100 shares of its Common Stock outstanding, of which approximately 6,903,990 will be owned by Jose J. Gonzalez, the President, Chief Executive Officer, Secretary, and a Current Director of the Company, 6,567,210 will be owned by Roberto Chiprut, a proposed New Director of the Company, and the balance will be in the public float or owned by the other prior private shareholders of LMC, or by other unaffiliated parties. LMC is engaged in the business of managing health care plans primarily designed to service the growing Latin American community in the United States, and in particular in California. The members of the Board of Directors of the Company before the closing of the Share Purchase Agreement (the "Current Directors") are being replaced with members of the LMC Board of Directors (the "New Directors").

         This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the Information Statement. NO PROXIES ARE BEING SOLICITED BY THIS NOTICE.

         The information contained in this Information Statement was prepared by the Company except for information concerning the New Directors, which was furnished to the Company by the New Directors. The New Directors assume no responsibility for the accuracy or completeness of the information prepared by the Company.


                      OUTSTANDING SHARES AND VOTING RIGHTS

         As of October 31, 2001, the Company had outstanding 4,141,455 shares of Common Stock outstanding (including shares authorized to be issued). Each share entitles the holder to one vote.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of October 31, 2001, including each person known by the Company to be the beneficial owner of more than 5% of any class of the Company's capital stock as of October 31, 2001. In addition, the number of shares of the Company's Common Stock beneficially owned by each Current Director and officer of the Company, and the number of shares beneficially owned by the Current Directors and executive officers of the Company as a group, as of October 31, 2001, are disclosed below in the second table. The information was furnished to the Company by the identified individuals in public reports. Except as indicated, each person listed below has sole voting and investment power with respect to the shares set forth opposite such person's name.


Security Ownership of Certain Beneficial Owners

         Name and Address                   Amount and Nature of                Percent of Common
         of Beneficial Owner                Beneficial Ownership                 Stock Outstanding
         -------------------                --------------------                 ------------------
         Latinocare Management Corporation           3,270,000                         79%
         4150 Long Beach Boulevard
         Long Beach, California 90807

Security Ownership of Management
                                                     Amount and                         Percent of
                                                     Nature of                          Shares of
         Name of                                     Beneficial                         Common Stock
         Beneficial Owner                            Ownership                          Outstanding

         Jose J. Gonzalez                                 0(1)                          0%
         President, Chief Executive Officer,
         and Current Director

         Joseph Luevanos                                  0                             0%
         Chief Financial Officer and
         Chief Operating Officer

         Galwan Texas, Inc.
         Walter Galdenzi                             155,000(2)                         3.74%
         Current Director

         Galwan Texas, Inc.
         Susan Galdenzi                              155,000(2)                         3.74%
         Current Director

         Officers and Directors                      155,000                            3.74%
         as a Group (4 persons)
----------------------------------------

(1) Upon completion of the Reorganization, approximately 6,903,990 shares of the Company's Common Stock will be owned by Jose J. Gonzalez,

(2) Walter Galdenzi and Susan Galdenzi are married to each other and are beneficial owners of Galwan Texas, Inc.

                 DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Current Directors and Executive Officers

         The Company's current Board of Directors (the "Current Directors") consists of three members, with two vacancies. The Board is authorized to establish the number of directors in a range of three to five. As part of the transactions contemplated by the Agreement and the Reorganization, the number of members of the New Board after the change of control are expected to be three, consisting of Jose J. Gonzalez, Joseph Luevanos, and Roberto Chiprut.

         Listed below are the Current Directors and executive officers of the Company, followed by their business experience:

     Walter Galdenzi, age 50, has been a director of the Company since June 1999. Prior to the completion of the Agreement, Mr. Galdenzi was also the President of the Company. Mr. Galdenzi received a Bachelor of Arts Degree in Business from Mohawk College in 1974. He has been President and director and a principal shareholder of Galwan Texas, Inc. since 1989.

     Susan Galdenzi, age 48, has been a director of the Company since June 1999. Prior to the completion of the Agreement, Ms. Galdenzi was also the Treasurer of the Company. Ms. Galdenzi received her Bachelor of Arts Degree from Mohawk College in 1975. She has been Vice President and Secretary and a Director and a principal shareholder of Galwan Texas, Inc. since 1989.

         Jose J. Gonzales, age 55, has been a director of the Company since the completion of the Share Purchase Agreement. He has been the President and Chief Executive Officer of LMC since its inception in February 1995. Mr. Gonzalez's connections to the community and marketing and business experience have played an important role in the development of LMC's customer base. Mr. Gonzalez has more than 30 years of experience in the health care industry, including hospital administration, group and Independent Physician's Association development, managing community clinics in Los Angeles and Orange County, and managed care contracting. From December 1984 to July 1987, he was President and Chief Executive Officer of Universal Medi-Co., which contracted with group practices to provide management and support services. In November 1983, he started the White Memorial Medical Group, a hospital based group practice. Mr. Gonzalez is currently a member of the Public Policy Committee for the California Association of Physicians Organizations, as well as a member of the Advisory Board of the California Department of Managed Health Care, an appointment he received from Governor Gray Davis. Mr. Gonzalez received a Bachelor of Arts Degree in Language and Communications from California State University, Long Beach in 1970 and a Masters Degree in Public Administration, Health Care Management from Pepperdine University in 1973.

Designated Directors and Executive Officers

         The following information concerning the New Directors was provided by the New Directors and the Company assumes no responsibility for the accuracy or completeness of such information.

         The New Directors will take office ten days after the filing and mailing of this Schedule 14f. Except for the transactions contemplated by the Reorganization, none of the New Directors or their associates beneficially owns any equity securities or the right to acquire any equity securities of the Company, or has been involved in any transaction with the Company or any of its Current Directors or officers that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission. Upon the completion of the Reorganization, approximately 6,903,990 shares of the Company's common stock will be owned by Jose J. Gonzalez and approximately 6,567,210 shares of the Company's common stock will be owned by Roberto Chiprut. Each of the New Directors is a United States citizen. Upon the completion of the Agreement, Jose J. Gonzalez was appointed the President, Chief Executive Officer, and Secretary of the Company and Joseph Luevanos was appointed the Chief Financial Officer and Chief Operating Officer of the Company. Each of the New Directors has consented to be a director of the Company.

         Jose J. Gonzales, age 55, has been a director of the Company since the completion of the Share Purchase Agreement. He has been the President and Chief Executive Officer of LMC since its inception in February 1995. Mr. Gonzalez's connections to the community and marketing and business experience have played an important role in the development of LMC's customer base. Mr. Gonzalez has more than 30 years of experience in the health care industry, including hospital administration, group and Independent Physician's Association development, managing community clinics in Los Angeles and Orange County, and managed care contracting. From December 1984 to July 1987, he was President and Chief Executive Officer of Universal Medi-Co., which contracted with group practices to provide management and support services. In November 1983, he started the White Memorial Medical Group, a hospital based group practice. Mr. Gonzalez is currently a member of the Public Policy Committee for the California Association of Physicians Organizations, as well as a member of the Advisory Board of the California Department of Managed Health Care, an appointment he received from Governor Gray Davis. Mr. Gonzalez received a Bachelor of Arts Degree in Language and Communications from California State University, Long Beach in 1970 and a Masters Degree in Public Administration, Health Care Management from Pepperdine University in 1973.

         Joseph C. Luevanos, age 54, has been the Chief Financial Officer, Chief Operating Officer, and a director of LMC since August 2000. From August 1997 to July 2000, Mr. Luevanos was the Executive Vice President for Finance and Chief Financial Officer of Bentley Health Care, Inc. At Bentley Health Care, Inc. he provided executive oversight in the development and implementation of accounting and information systems, financial models for reviewing and evaluating external proposals, and strategic business plans. He also participated in contract negotiations with major medical centers to develop state of art cancer centers and with major investment banks to obtain funding for the company. From December 1976 to August 1997, Mr. Luevanos worked for Cedars-Sinai Medical Center ("CSMC"). From March 1982 to August 1997, he was the Chief Financial Officer and Senior Vice President of CSMC, responsible for the overall operations of the general accounting, third party reimbursement, contracting, risk management, cash management, and investment portfolio departments. He was also an Ex Officio Member of the Board of Directors and Assistant Treasurer of CSMC Corporation, served as Chairman of the Board of Directors of the Medical Center for-profit subsidiary of CSMC, and had executive oversight of CSMC's investment portfolio with assets in excess of $250 million. From January 1980 to February 1992, Mr. Luevanos was the Director of Finance of CSMC, responsible for organizing and managing the process for several bond financing transactions and the process for the preparation of the Medical Center annual budget and the automated systems to track actual results in comparison to the budget. From December 1976 to December 1979, Mr. Luevanos was the Controller for CSCM, responsible for developing, organizing, and managing the financial process for negotiation of construction financing through the State of California loan program. Mr. Luevanos has been a member of the Board of Directors of Proyecto Pastoral in Los Angeles, California since 1998 and a member of the Board of Directors of Latino Care in Los Angeles, California since 1996. He was a member of the Board of Directors of Public Counsel in Los Angeles, California from 1992 to 1997 and a member of the Loan Committee of the Officer of Statewide Health Planning and Development for the State of California from 1979 to 1984. Mr. Luevanos received a Bachelor in Business Administration from Loyola University in Los Angeles, California in 1969. He became a Certified Public Accountant in the State of California in 1973.

     Roberto Chiprut, M.D., age 53, has been a director of LMC since its inception in February 1995. Dr. Chiprut has been a physician for thirty years. He is currently on staff at Cedars-Sinai Medical Center in Los Angeles, California, Charter Suburban Hospital in Los Angeles, California, St. Francis Medical Center in Los Angeles, California, Beverly Hills Medical Center in Los Angeles, California (Courtesy Staff), and American British Cowdray Hospital in Mexico City, Mexico. Dr. Chipruit was a member for the Board of Directors of the American Cancer Society in 1988. In 1987, he was the President of Charter Suburban Hospital. In 1984, he was the Chief of Medicine at Dominguz Valley Hospital. From 1983 to 1984, Dr. Chipruit was the Chief of Professional Activities Committee for Charter Suburban Hospital. In 1983, he was a member of the Research and Education Institute of Harbor/UCLA Medical Center. Dr. Chiprut was the Chief of Gastroenterology of St. Francis Medical Center in 1981. Dr. Chiprut is a member of the American College of Physicians, American Society of Internal Medicine, American Society for the Study of Liver Disease, American Society of Gastrointestinal Endoscopy, American Gastroenterological Association, Profession Staff Association of Harbor/UCLA Medical Center, Los Angeles County Medical Association, American College of Gastroenterology, and Southern California Society of Gastroenterology. He has received several honors, including but not limited to, Fellow, American College of Physicians in 1983, Fellow, American College of Gastroenterology in 1985, and the Mayor of Los Angeles Certificate for Outstanding Services in 1987 and 1989. Dr. Chiprut received a Bachelor of Science degree, Magna Cum Laude, from Colegio Hebreo Sefardai in Mexico City, Mexico in 1965. He received a medical degree, Magna Cum Laude, from National University of Mexico in Mexico City in 1971.

Compliance with Section 16(a) of the Exchange Act

         Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors, executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file initial reports of ownership and reports of changes in ownership with the Securities and Exchange Commission. Based on copies of such reports furnished to the Company, there were no reportable untimely filings under Forms 3, 4 or 5 by persons subject to Section 16(a) of the Securities Exchange Act of 1934, as amended, during the last fiscal year.

Executive Compensation

         None of the Company's officers or directors received any compensation for their respective services rendered to the Company during the year ended December 31, 2000, nor have they received such compensation in the past. Upon the consummation of the Reorganization, the Company plans to establish customary salaries and other compensation for its executive officers and other employees as determined in the discretion of the Company's Board of Directors and consistent with the directors' fiduciary duty to the Company and its shareholders.

         No stock options were granted by the Company in the fiscal year ending December 31, 2000 nor during the ten months ended October 31, 2001. No executive officers, directors or key consultants of the Company held unexercised options to purchase the Common Stock of the Company on December 31, 2000 or on October 31, 2001. The Company plans to establish a management stock option plan pursuant to which stock options will be authorized and granted to the executive officers, directors, employees and key consultants of the Company. The Company expects to authorize 1,400,000 shares or more for future issuance under its 2001 Stock Option Plan for Directors, Executive Officers, Employees and Key Consultants (the "Plan"), which is expected to be adopted by the Company's Board of Directors in the near future. The Company expects to grant stock options to its employees, executive officers, directors, and consultants upon the adoption of the Plan.


                      COMMITTEES AND MEETINGS OF THE BOARD

         During the fiscal year ended December 31, 2000, the Board of Directors held two regular meetings. All directors attended 100% of all meetings of the Board.

         The Company has no standing audit, nominating and compensation committees of the Board of Directors, or committees performing similar functions, although it plans to form one or more of those committees following the appointment of the new Directors.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         During June 1999, the Company's major shareholders sold the Company's common stock held by them to an unrelated group of investors for cash. In connection with the sale, the shareholders forgave an aggregate of $9,250 of advances made by them during the year ended September 30, 1998. The forgiveness of indebtedness by the shareholders was accounted for as a contribution of capital to the Company. Additionally, an aggregate of $11,105 of costs and legal fees incurred by the Company's attorney, Henry F. Schleuter, (who was also a significant shareholder) and included in accounts payable was converted to a common stock subscription for 20,000 shares of the Company's common stock.

         In consideration for transfer of 3,270,000 of his shares of the Company to LMC, Walter Galdenzi was paid $300,000 by LMC.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Notice to be signed on its behalf by the undersigned, thereunto duly authorized.


         November 5, 2001                        JNS Marketing, Inc

                                                 By:  /s/ Jose J. Gonzalez
                                                 -------------------------------
                                                 Jose J. Gonzalez, President

                                    EXHIBIT A


                            SHARE PURCHASE AGREEMENT

                            SHARE PURCHASE AGREEMENT

     This    Share    Purchase    Agreement    ("Agreement"),    dated   as   of
__________________, 2001 among Walter Galdenzi ("Seller"), JNS Marketing, Inc. ("JNS"), and Latinocare Management, Inc. ("Buyer").


                              W I T N E S S E T H:


     A. WHEREAS, JNS is a corporation duly organized under the laws of the State of Colorado.

     B. WHEREAS, Buyer wishes to purchase 3,270,000 of the outstanding common shares of JNS free and clear of liens and encumbrances from Seller (the "Purchase Shares").

     C. WHEREAS, prior to the transaction Buyer is not an affiliate of JNS.

     D. The shares are being purchased to effectuate a change of control which will result in a share exchange between shareholders of Buyer and JNS, whereby Buyer becomes a wholly owned subsidiary of JNS.

         NOW, THEREFORE, it is agreed among the parties as follows:

                                   ARTICLE I

                                The Consideration

     1.1 Subject to the conditions set forth herein, Seller shall sell and Buyer shall purchase 3,270,000 shares of common stock of JNS. The purchase price for the shares to be paid by Buyer to Seller is $300,000 (the "Consideration") for which $25,000 is herewith paid to M.A. Littman, as attorney for Seller, and is deemed non-refundable consideration to Seller for granting the Share Purchase Agreement. The balance of the purchase price of $275,000 shall be paid as follows: cash at closing.

                                   ARTICLE II

                        Closing and Conveyance of Shares

     2.1 The Purchase Shares shall be delivered and conveyed by Seller to Buyer with duly executed stock powers, upon receipt of the Consideration by Seller.

     2.2 Closing hereunder with delivery of the consideration and shares shall occur on or before August 31, 2001 at 5:00 p.m. PDT ("Closing Date"). Closing may occur through use of Federal Express and wire transfers.

                                  ARTICLE III

          Representations, Warranties and Covenants of Seller as to JNS

         Seller and JNS each hereby, jointly and severally, represent, warrant and covenant to Buyer as follows:

     3.1 JNS is a corporation duly organized, validly existing and in good standing under the laws of the State of Colorado, and has the corporate power and authority to own or lease its properties and to carry on its business as it is now being conducted. The Articles of Incorporation and Amendments and Bylaws of JNS, copies of which have been delivered to Buyer, are complete and accurate, and the minute books of JNS, copies of which have also been delivered to Buyer, contain a record, which is complete and accurate in all material respects, of all meetings, and all corporate actions of the shareholders and Board of Directors of JNS.

     3.2 The authorized capital stock of JNS consists of 50,000,000 shares of common stock. There are 3,781,455 shares of Common Stock issued and outstanding. All such shares of capital stock of JNS are validly issued, fully paid and non-assessable. JNS has no outstanding options, warrants, or other rights to purchase, or subscribe to, or other securities convertible into or exchangeable for any shares of capital stock of JNS, or contracts or arrangements of any kind relating to the issuance, sale or transfer of any capital stock or other equity securities of JNS except that certain shares must be issued under this agreement pursuant to Article 9.9 hereof, to which Buyer consents hereby. All of the outstanding shares of capital stock of JNS have been offered, issued, sold and delivered in compliance with applicable federal and state securities laws and none of such securities were, at the time of issuance, subject to preemptive rights.

     3.3 JNS  does  not own  nor has it  owned,  in the  last  five  years,  any outstanding shares of capital stock or other equity interests of any partnership, joint venture, trust, corporation, limited liability company or other entity and there are no obligations of JNS to repurchase, redeem or otherwise acquire any capital stock or equity interest of another entity.

     3.4 This Agreement has been duly authorized, validly executed and delivered on behalf of the Seller and JNS and is a valid and binding agreement and obligation of the Seller and JNS enforceable against each Seller, jointly and severally, and against JNS in accordance with its terms, subject to limitations on enforcement by general principles of equity and by bankruptcy or other laws affecting the enforcement of creditors' rights generally, and the Seller and JNS each have complete and unrestricted power to enter into and, upon the appropriate approvals as required by law, to consummate the transactions contemplated by this Agreement.

     3.5 Neither the making of nor the compliance with the terms and provisions of this Agreement and consummation of the transactions contemplated herein by JNS will conflict with or result in a breach or violation of the Articles of Incorporation or Bylaws of JNS, or of any material provisions of any indenture, mortgage, deed of trust or other material agreement or instrument to which JNS is a party or by which it or any of its material properties or assets are bound, or of any material provision of any law, statute, rule, regulation, or any existing applicable decree, judgment or order by any court, federal or state regulatory body, administrative agency, or other governmental body having jurisdiction over JNS, or any of its material properties or assets, or will result in the creation or imposition of any material lien, charge or encumbrance upon any material property or assets of JNS pursuant to the terms of any agreement or instrument to which JNS is a party or by which JNS may be bound or to which any of JNS property is subject and no event has occurred with which lapse of time or action by a third party could result in a material breach or violation of or default by JNS.

     3.6 There is no claim, legal action, arbitration, governmental investigation or other legal or administrative proceeding, nor any order, decree or judgment in progress, pending or in effect, or to the best knowledge of the Seller threatened against or relating to JNS or affecting any of its assets, properties, business or capital stock. There is no continuing order, injunction or decree of any court, arbitrator or governmental authority to which JNS is a party or by which JNS or its assets, properties, business or capital stock are bound.

     3.7 JNS has accurately prepared and filed all Federal, state and other tax returns required by law, domestic and foreign, to be filed by it, has paid or made provisions for the payment of all taxes shown to be due and all additional assessments, and adequate provisions have been and are reflected in the financial statements of JNS for all current taxes and other charges to which JNS is subject and which are not currently due and payable. None of the Federal income tax returns of JNS have been audited by the Internal Revenue Service or other foreign governmental tax agency. JNS has no knowledge of any additional assessments, adjustments or contingent tax liability (whether federal or state) pending or threatened against JNS for any period, nor of any basis for any such assessment, adjustment or contingency.

     3.8 Seller are the legal, beneficial and registered owners of the Purchase Shares, free and clear of any liens, charges, encumbrances, voting trusts, shareholder agreements or rights of any kind granted to any person or entity, or any interest in or the right to purchase or otherwise acquire any of the Purchase Shares from the Seller at any time upon the happening of any stated event and may transfer such shares without the consent of any third party. Upon closing of the transactions contemplated hereby, the Buyer will acquire all right, title and interest in the Purchase Shares, free and clear of all liens, charges or encumbrances except Seller's lien and will have all of Seller's entire right, title and interest in and to the Purchase Shares.

         3.9 JNS has delivered to Buyer audited financial statements dated September 30, 2000 and un-audited financial statements for the period ended March 31, 2001. All such statements, herein sometimes called "JNS Financial Statements" are complete and correct in all material respects and, together with the notes to these financial statements, present fairly the financial position and results of operations of JNS for the periods indicated. All financial statements of JNS have been prepared in accordance with generally accepted accounting principles.

         3.10 As of the date hereof, JNS and the Seller hereby, jointly and severally, represent and warrant that all outstanding indebtedness of JNS is as shown on the financial statements and all such indebtedness, if any, will be paid or released by Seller at Closing hereunder.

         3.11 Since the dates of the JNS Financial Statements, there have not been any material adverse changes in the business or condition, financial or otherwise, of JNS. JNS does not have any liabilities, commitments or obligations, secured or unsecured except as shown on updated financials (whether accrued, absolute, contingent or otherwise).

     3.12 JNS is not a party to any contract performable in the future except to issue shares set forth in 7.9 hereof.

     3.13 The representations and warranties of the Seller and JNS shall be true and correct as of the date hereof.

     3.14 JNS has delivered to Buyer, all of its corporate books and records for review.

         3.15     JNS has no employee benefit plan in effect at this time.

         3.16 No representation or warranty by JNS or the Seller in this Agreement, or any certificate delivered pursuant hereto contains any untrue statement of a material fact or omits to state any material fact necessary to make such representation or warranty not misleading.

         3.17 Seller or JNS have delivered, to Buyer true and correct copies of a Form 10KSB filed with by the Securities and Exchange Commission ("SEC") for the year ended September 30, 2000 and each of its other reports to shareholders filed with the SEC for the period ended June 31, 2001. JNS is a registered company under the Securities Exchange Act of 1934, as amended.

         3.18 JNS has duly filed all reports required to be filed by it under the Securities Exchange Act of 1934, as amended (the "Federal Securities Laws"). No such reports, or any reports sent to the shareholders of JNS generally contained any untrue statement of material fact or omitted to state any material fact required to be stated therein or necessary to make the statements in such report, in light of the circumstances under which they were made, not misleading.

         3.19 The Seller has not received any general solicitation or general advertising regarding the shares of Buyer's common stock comprising the Consideration.

         3.20 JNS has conducted no business in the last two years to date, has incurred no liabilities except as shown on the financial statements and has no contract or open account affiliations whatsoever.

                                   ARTICLE IV

                        Termination of Representation and
               Warranties and Certain Agreements; Indemnification

     4.1 The respective representations and warranties of the parties hereto shall survive this Agreement for three years and the covenants shall survive hereafter.

     4.2 The right to indemnification, payment of Damages (as defined in section 4.5) or other remedy based on any representation, warranty, covenant or obligation of a party hereunder shall not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or obligation.

     4.3 The waiver of any condition to a party's obligation to consummate the transactions contemplated hereunder, where such condition is based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, will not affect the right to indemnification, payment of Damages, or other remedy based on such representation, warranty, covenant or obligation.

     4.4 JNS and each of the Seller, jointly and severally, shall indemnify and hold harmless the Buyer (the "Buyer Indemnified Persons") for, and will pay to the Buyer Indemnified Persons, the amount of, any loss, liability, claim, damage (including, without limitation, incidental and consequential damages), cost, expense (including, without limitation, interest, penalties, costs of investigation and defense and the reasonable fees and expenses of attorneys and other professional experts) or diminution of value, whether or not involving a third-party claim (collectively, "Damages"), directly or indirectly arising from, attributable to or in connection with:

        (a) any representation or warranty made by Seller and JNS in this agreement or any of Seller's and JNS closing deliveries, that is, or was at the time made, false or inaccurate, or any breach of, or misrepresentation with respect to, any such representation or warranty; and

        (b) any breach by any of the Seller or JNS of any covenant, agreement or obligation of the Seller contained in this agreement.

        (c) any claims or litigation relating to JNS now pending or threatened or which may hereafter be brought against Buyer and/or JNS based upon events occurring prior to the date hereof and not attributable to the acts of the Buyer.

        (d) any and all actions, suits, proceedings, claims, demands, assessments, judgments, costs, losses, liabilities and reasonable legal and other expenses incident to any of the foregoing.

     4.5 The Seller and JNS shall have no liability for indemnification with respect to any representation or warranty, unless, on or before the [third] anniversary of the date hereof, the Buyer notifies the Seller of a claim specifying the basis thereof in reasonable detail to the extent then known by the Buyer. A claim with respect to any covenant, agreement or obligation contained in this agreement, may be made at any time without any time limitation.

     4.6 Promptly after receipt by an indemnified party of written notice (the "Notice of Claim") of the commencement of any action, suit or proceeding against it, or written threat thereof, such indemnified party will, if a claim is to be made against an indemnifying party under either of said sections, as applicable, give notice to the indemnifying party of the commencement of such action, suit or proceeding. The indemnified party shall furnish to the indemnifying party in reasonable detail such information as the indemnified party may have with respect to such indemnification claims (including copies of any summons, complaint or other pleading which may have been served on it and any written claim, demand, invoice, billing or other document evidencing or assenting the same). Subject to the limitations set forth in this section, no failure or delay by the indemnified party in the performance of the foregoing shall reduce or otherwise affect the obligation of the indemnifying party to indemnify and hold the indemnified party harmless except to the extent that such failure or delay shall have materially and adversely affected the indemnifying party's ability to defend against, settle or satisfy any action, suit or proceeding the claim for which the indemnified party is entitled to indemnification hereunder. The foregoing shall not apply to the extent inconsistent with the provisions of section 4.8 relating to Proceedings.

     4.7 If the claim or demand set forth in the Notice of Claim given by the indemnified party is a claim or demand asserted by a third party, the indemnifying party shall have 30 days after the Date of Notice of Claim to notify the indemnified party in writing of its election to defend such third party claim or demand on behalf of the indemnified party (the "Notice Period"); provided, however, that the indemnified party is authorized to file any motion, answer or other pleading which it deems necessary or appropriate to protect its interests during the Notice Period. If the indemnifying party elects to defend such third party claim or demand, the indemnified party shall make available to the indemnifying party and its agents and representatives all records and other materials which are reasonably required in the defense of such third party claim or demand and shall otherwise cooperate (at the sole cost and expense of the indemnifying party) with, and assist (at the sole cost and expense of the indemnifying party) the indemnifying party in the defense of, such third party claim or demand, and so long as the indemnifying party is diligently defending such third party claim in good faith, the indemnified party shall not pay, settle or compromise such third party claim or demand. If the indemnifying party elects to defend such third party claim or demand, the indemnified party shall have the right to control the defense of such third party claim or demand, at the indemnified party's own expense. If the indemnifying party does not elect to defend such third party claim or demand or does not defend such third party claim or demand in good faith, the indemnified party shall have the right, in addition to any other right or remedy it may have hereunder at the indemnifying party's expense, to defend such third party claim or demand.

     4.8 The term "Date of Notice of Claim" shall mean the date the Notice of Claim is effective pursuant to section 5.5 of this Agreement.

     4.9 A claim for indemnification for any matter not involving a third-party claim may be asserted by notice to the party from whom indemnification is sought.

     4.10 Any legal action or proceeding with respect to this Agreement or any matters arising out of or in connection with this Agreement or the transactions contemplated hereby or the documents executed and delivered in connection herewith, and any action for enforcement of any judgment in respect thereof may be brought in the courts of the State of Colorado or of the United States of America for the District of Colorado, and, by execution and delivery of this Agreement, the parties each hereby accepts for itself and in respect of its property, generally and unconditionally, the jurisdiction of the aforesaid courts and appellate courts thereof. The parties irrevocably consent to service of process out of any of the aforementioned courts in any such action or proceeding in accordance with the notice provisions set forth in Section 5.5. The parties each hereby irrevocably waive any objection that it may now or hereafter have to the laying of venue of any of the aforesaid actions or proceedings arising out of or in connection with this Agreement or the transactions contemplated hereby or the documents execute and delivered in connection herewith brought in the courts referred to above and hereby further irrevocably waive and agree, to the extent permitted by applicable law, not to plead or claim in any such court that any such action or proceeding brought in any such court has been brought in an inconvenient forum. Nothing herein shall affect the right of any party hereto to serve process in any other manner permitted by law.


                                   ARTICLE V

                              Procedure for Closing

         5.1 At the Closing Date, the purchase and sale shall be consummated after satisfaction of all conditions precedent set forth in Article VI common stock certificates of JNS being delivered by Seller, duly executed, for 3,270,000 shares of common stock to Buyer and the delivery of the Consideration to Seller from Buyer, together with delivery of all other pledges, agreements, stock powers, warranties, and representations set forth in this Agreement.


                                   ARTICLE VI

                           Conditions Precedent to the
                          Consummation of the Purchase

         The following are conditions precedent to the consummation of the Agreement on or before the Closing Date:

         6.1 Seller shall have performed and complied with all of their respective obligations hereunder which are to be complied with or performed on or before the Closing Date.

         6.2 No action, suit or proceeding shall have been instituted or shall have been threatened before any court or other governmental body or by any public authority to restrain, enjoin or prohibit the transactions contemplated herein, or which might subject any of the parties hereto or their directors or officers to any material liability, fine, forfeiture or penalty on the grounds that the transactions contemplated hereby, the parties hereto or their directors or officers, have violated any applicable law or regulation or have otherwise acted improperly in connection with the transactions contemplated hereby, and the parties hereto have been advised by counsel that, in the opinion of such counsel, such action, suit or proceeding raises substantial questions of law or fact which could reasonably be decided adversely to any party hereto or its directors or officers.

         6.3 The representations and warranties made by BUYER and SELLER in this Agreement shall be true as though such representations and warranties had been made or given on and as of the Closing Date, except to the extent that such representations and warranties may be untrue on and as of the Closing Date because of changes caused by transactions suggested or approved in writing by BUYER.

         6.4 All outstanding liabilities of JNS shall have been paid and released at or prior to closing.

         6.5 Any obligation of Seller and JNS hereunder is specifically conditioned upon: a) Buyer having executed the Share Exchange Agreement attached hereto as Exhibit A; b) the delivery of all executed documents necessary to carry out the Share Exchange Agreement attached hereto with Shareholders of LMI; and c) the completed closing and Share Exchange under said Agreement, occurring simultaneously with the Closing hereunder.

         6.6 Buyer agrees, as an inducement to seller to enter into this agreement, to the prior adoption of a "poison pill" resolution by the Board of Directors of JNS and which shall be a continuing covenant surviving the closing under this Agreement, providing for a two year period within which no actions will be taken by the Company or its shareholders which would reverse split, consolidate, reorganize, merge, or in any way reduce the number of outstanding shares of stock of JNS or any successor company (which shall be known as the "no-reverse covenant"). In the event that the "no-reverse covenant" is breached, the resolution and this covenant shall provide that it shall trigger a grant by JNS of an immediate mandatory dividend to each shareholder as of August 31, 2001, for each share owned after the reverse split, consolidation, merger, or reduction of outstanding shares of a number of shares inversely proportional to the amount of the reverse split, except that shares subsequently retired to treasury or cancelled of record shall be excluded from the dividend.


                                   ARTICLE VII

                           Termination and Abandonment


         7.1 Anything contained in this Agreement to the contrary notwithstanding, the Agreement may be terminated and abandoned at any time prior to or on the Closing Date:

         (a)  By mutual consent of parties;

         (b) By Seller or Buyer, if any condition set forth in Article VI relating to the other party has not been met or has not been waived;

         (c) By Seller or Buyer, if any suit, action, or other proceeding shall be pending or threatened by the federal or a state government before any court or governmental agency, in which it is sought to restrain, prohibit, or otherwise affect the consummation of the transactions contemplated hereby;

         (d) By any party, if there is discovered any material error, misstate-ment or mission in the representations and warranties of another party; or

         (e) By the Seller, if the Closing does not occur, through no failure to act by Seller, on August 31, 2001, or if Buyer fails to deliver the consideration.

         7.2 Any of the terms or conditions of this Agreement may be waived at any time by the party which is entitled to the benefit thereof, by action taken by its Board of Directors provided; however, that such action shall be taken only if, in the judgment of the Board of Directors taking the action, such waiver will not have a materially adverse effect on the benefits intended under this Agreement to the party waiving such term or condition.


                                  ARTICLE VIII

                         Continuing Representations and
                            Warranties and Covenants

         8.1 The respective representations, warranties, and covenants of the parties hereto and the covenants and agreements of the parties hereto shall survive after the closing under this Agreement in accordance with the terms thereof.


                                   aRTICLE IX

                                  Miscellaneous

         9.1 This Agreement embodies the entire agreement between the parties, and there have been and are no agreements, representations or warranties among the parties other than those set forth herein or those provided for herein, except that a companion document, the Share Exchange Agreement, has been executed concurrently which contains numerous warranties and representations.

         9.2 To facilitate the execution of this Agreement, any number of counterparts hereof may be executed, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one instrument.

         9.3 All parties to this Agreement agree that if it becomes necessary or desirable to execute further instruments or to make such other assurances as are deemed necessary, the party requested to do so will use its best efforts to provide such executed instruments or do all things necessary or proper to carry out the purpose of this Agreement.

         9.4 This Agreement may not be amended except by written consent of both parties.

         9.5 Any notices, requests, or other communications required or permitted hereunder shall be delivered personally or sent by overnight courier service, prepaid, addressed as follows:

To Seller:        Walter Galdenzi



To Buyer:         Latinocare Management, Inc.
                  4150 Long Beach Boulevard
                  Long Beach, California 990807

Copy to:


or such other addresses as shall be furnished in writing by any party, and any such notice or communication shall be deemed to have been given as of the date received.

         9.6 No press release or public statement will be issued relating to the transactions contemplated by this Agreement without prior approval of Buyer and Seller. However, JNS may issue at any time any press release or other public statement it believes on the advice of its counsel it is obligated to issue to avoid liability under the law relating to disclosures, but the party issuing such press release or public statement shall make a reasonable effort to give the other party prior notice of and opportunity to participate in such release or statement.

         9.7 This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall be considered one and the same agreement. This Agreement may be executed by facsimile signatures.

         9.8 This Agreement shall be governed by and construed in accordance with and enforced under the laws of the state of Colorado applicable to all agreements made hereunder. Venue and jurisdiction for any legal actions hereunder shall be District Court in and for the City and County of Denver, Colorado.

         9.9 Concurrent with closing under this Agreement, Buyer shall be authorized to issue JNS shares for services rendered as follows:

         a. 20,000 shares (Registered under S-8) to Henry F. Schlueter for legal services rendered to JNS in 1998-1999, and 50,000 shares registered under S-8 to M.A. Littman for legal services rendered in 2001 for securities filings and contracts.

         b. 50,000 shares (restricted) to Jarrold Bachmann, and 95,000 shares (restricted) to Steve Naremore for consulting services rendered in structuring the transaction.

         c. Gencorp Enterprises, Inc. 100,000 shares of restricted stock.

         9.10 From the initial consideration paid to Seller at Closing hereunder, Seller agrees that the following cash fees shall be paid: $35,000 to M.A. Littman for legal services and costs for JNS relating to the transaction

(less credit of $25,000) and $40,000 to Jarrold Bachmann for consulting services rendered. These fees to be paid out of proceeds received by JNS, all payments are to come directly from JNS and are not the responsibility of LatinoCare Management Corporation to pay or assure payment thereof.

         9.11 Buyer agrees to make best efforts to resolve and settle any claim with Matthew Leppo, Battersea Capital, Inc. and/or Michael Underwood prior to closing. If no settlement is reached, as a continuing covenant surviving closing, hereunder, Buyer agrees to indemnify, defend, and hold harmless Seller, individually and as an officer and director of JNS Marketing, Inc. and any and all agents, officers, Directors, or attorneys of Seller or JNS during May-June 2001, from any and all claims, causes of action, or assertions of compensation for services due from Michael Underwood, Battersea Capital, Inc., or Mathew Leppo. On demand, Buyer will defend, pay, indemnify, and hold harmless Seller and any other person alleged to be liable for such claim.

         9.12 Buyer shall provide a "Cold Comfort" letter from its Auditors that the Auditors can and will deliver audited financial statements of Buyer pursuant to Reg. SB of the Securities Exchange Act of 1934, on or before 45 days after closing which audit is in accordance with GAAP standards.

         9.13 In the event of a breach or default of this Agreement or any of the continuing covenants hereunder which results in a party, or any affected shareholder who is a beneficiary of a surviving or continuing covenant, commencing legal action the prevailing party in such legal action shall be entitled to an award of all legal fees and costs of the action, against the non-prevailing party.

         IN WITNESS WHEREOF, the parties have executed this Agreement this _____ day of __________________________, 2001.

                                        SELLER:


                                        ----------------------------------------
                                        Walter Galdenzi


                                        JNS Marketing, Inc.

                                        By:
                                           -------------------------------------


                                        BUYER:

                                        Latinocare Management, Inc.


                                        By:
                                           -------------------------------------

                                    EXHIBIT B


                      AGREEMENT AND PLAN OF REORGANIZATION

                      Agreement and Plan of Reorganization

                                  by and among

                               JNS MARKETING, INC.
                             a Colorado corporation
                                       and
                           LATINOCARE MANAGEMENT CORP.
                            a California corporation

                             dated: August 31, 2001

                      AGREEMENT AND PLAN OF REORGANIZATION

                               JNS MARKETING, INC.
                                       and
                           LATINOCARE MANAGEMENT CORP.

         This Agreement and Plan of Reorganization ("Agreement"), dated as of August 31, 2001, among JNS MARKETING, INC. ("JNS"), a Colorado Corporation, LATINOCARE MANAGEMENT CORPORATION ("LMC"), a California Corporation, and the shareholders of LATINOCARE MANAGEMENT CORPORATION ("LMC Shareholders") who will join this Agreement by execution.


                              W I T N E S S E T H:

         A. WHEREAS, LMC and JNS are corporations duly organized under the laws of the State of California and Colorado, respectively.

         B. Plan of Reorganization. The LMC Shareholders are the owners of all of the issued and outstanding common stock of LMC. It is the intention that all of the issued and outstanding stock of LMC shall be acquired by JNS in exchange solely for its voting stock. For federal income tax purposes it is intended that this exchange shall qualify as a reorganization within the meaning of SEC 368
(a)(1)(B) of the Internal Revenue Code of 1986, as amended (the "Code").

         C. Exchange of Shares. JNS and the LMC Shareholders agree that all of the common shares issued and outstanding of LMC shall be exchanged with JNS for 8,000,000 shares of the common stock of JNS. The pro rata numbers of the JNS shares, on the closing date, shall be delivered to the individual shareholders in exchange for their LMC shares as hereinafter set forth.

         D. WHEREAS, the parties hereto wish to enter into this Agreement, pursuant to the provisions of the Colorado Business Corporation Act.

         NOW, THEREFORE, it is agreed among the parties as follows:


                                    ARTICLE I

                                The Consideration

         1.1 Subject to the conditions set forth herein on the "Effective Date" (as herein defined), Shareholders of LMC shall exchange all of their shares of LMC for 8,000,000 common shares of JNS common stock. The transactions contemplated by this Agreement shall be completed at a closing ("Closing") on a closing date ("Closing Date") which shall be as soon as practicable after approval of this exchange by LMC Shareholders holding at least 75% of the outstanding LMC shares, provided that no more than the holders of 10% of the outstanding LMC shares disapprove of the exchange.

         On the Closing Date, all of the documents to be furnished to JNS and LMC, including the documents to be furnished pursuant to Article VII of this Agreement, shall be delivered to M.A. Littman, to be held in escrow until the Effective Date or the date of termination of this Agreement, whichever first occurs, and thereafter shall be promptly distributed to the parties as their interests may appear.

         1.2 At the Effective Date, LMC shall become a wholly owned subsidiary of JNS. LMC's shareholders shall receive pro rata shares of $.0001 par value voting common stock as follows:

                  JNS shall issue 8,000,000 of its shares of common stock for 100% of the outstanding common shares of LMC, pro rata to the shareholders of LMC.

         1.3 If this Agreement is duly adopted by the holders of the requisite number of shares of LMC, in accordance with the applicable laws and subject to the other provisions hereof, such documents as may be required by law to accomplish the Agreement shall be filed as required by law to effectuate same, and it shall become effective. The time of filing the last document required by law shall be the Effective Date for the Agreement. For accounting purposes, the Agreement shall be effective as of 12:01 a.m., on the last day of the month preceding the Effective Date.


                                   ARTICLE II

                         Issuance and Exchange of Shares

         2.1 The shares of $.0001 par value common stock of JNS shall be issued by it to LMC shareholders at Closing.

         2.2 JNS represents that no outstanding options or warrants for its unissued shares exist. All preferred stock of LMC due for redemption as of the date hereof shall have been redeemed as of Closing Date, if any.

         2.3 The stock transfer books of LMC shall be closed on the Effective Date, and thereafter no transfers of the stock of LMC shall be made. LMC shall appoint an exchange agent ("Exchange Agent"), to accept surrender of the certificates representing the common shares of LMC, and to deliver in exchange for such surrendered certificates, shares of common stock of JNS. The authorization of the Exchange Agent may be terminated by JNS after six months following the Effective Date. Upon termination of such authorization, any shares of LMC and any funds held by the Exchange Agent for payment to LMC shareholders pursuant to this Agreement shall be transferred to JNS or its designated agent who shall thereafter perform the obligations of the Exchange Agent. If outstanding certificates for shares of LMC are not surrendered or the payment for them not claimed prior to such date on which such payments would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by abandoned property and other applicable law, become the property of JNS (and to the extent not in its possession shall be paid over to it), free and clear of all claims or interest of any persons previously entitled to such items. Notwithstanding the foregoing, neither the Exchange Agent nor any party to this Agreement shall be liable to any holder of LMC shares for any amount paid to any governmental unit or agency having jurisdiction of such unclaimed item pursuant to the abandoned property or other applicable law of such jurisdiction.

         2.4 No fractional shares of JNS stock shall be issued as a result of the Agreement. Shares shall be rounded to nearest whole share.

         2.5 At the Effective Date, each holder of a certificate or certificates representing common shares of LMC, upon presentation and surrender of such certificate or certificates to the Exchange Agent, shall be entitled to receive the consideration set forth herein, except that holders of those shares as to which dissenters' rights shall have been asserted and perfected pursuant to California law shall not be converted into shares of JNS common stock, but shall represent only such dissenters' rights. Upon such presentation, surrender, and exchange as provided in this Section 2.5, certificates representing shares of LMC previously held shall be canceled. Until so presented and surrendered, each certificate or certificates which represented issued and outstanding shares of LMC at the Effective Date shall be deemed for all purposes to evidence the right to receive the consideration set forth in Section 1.2 of this Agreement. If the certificates representing shares of LMC have been lost, stolen, mutilated or destroyed, the Exchange Agent shall require the submission of an indemnity agreement and may require the submission of a bond in lieu of such certificate.

                                   ARTICLE III

                           Representations, Warranties
               and Covenants of Latinocare Management Corporation

         No representations or warranties are made by any director, officer, employee or shareholder of LMC as individuals, except as and to the extent stated in this Agreement or in a separate written statement (the "LMC Disclosure Statement"), if any. LMC hereby represents, warrants and covenants to JNS except as stated in the LMC Disclosure Statement, as follows:

         3.1 LMC is a corporation duly organized, validly existing and in good standing under the laws of the State of California, and has the corporate power and authority to own or lease its properties and to carry on its business as it is now being conducted. The Articles of Incorporation and Bylaws of LMC are complete and accurate, and the minute books of LMC contain a record, which is complete and accurate in all material respects, of all meetings, and all corporate actions of the shareholders and board of directors of LMC.

         3.2 The aggregate number of shares which LMC is authorized to issue is _________________ shares of common stock with no par value, of which
_________________ shares are issued and outstanding.

         3.3 LMC has complete and unrestricted power to enter into and, upon the appropriate approvals as required by law, to consummate the transactions contemplated by this Agreement.

         3.4 Neither the making of nor the compliance with the terms and provisions of this Agreement and consummation of the transactions contemplated herein by LMC will conflict with or result in a breach or violation of the Articles of Incorporation or Bylaws of LMC.

         3.5 The execution, delivery and performance of this Agreement has been duly authorized and approved by LMC'S Board of Directors.

         3.6 There are no legal proceedings or regulatory proceedings involving material claims pending, or to the knowledge of the executive officers of LMC, threatened against LMC or affecting any of its assets or properties, and to the knolwedge of LMC's officers, LMC is not in any material breach or violation of or default under any contract or instrument to which LMC is a party, and no event has occurred which with the lapse of time or action by a third party could result in a material breach or violation of or default by LMC under any contract or other instrument to which LMC is a party or by which it or any of its properties may be bound or affected, or under its respective Articles of Incorporation or Bylaws, nor is there any court or regulatory order pending, applicable to LMC.

         3.7 The representations and warranties of LMC shall be true and correct as of the date hereof and as of the Effective Date.

         3.8 No representation or warranty by LMC in this Agreement, the LMC Disclosure Statement or any certificate delivered pursuant hereto contains any untrue statement of a material fact or omits to state any material fact necessary to make such representation or warranty not misleading.

         3.9 To the knowledge of the executive officers of LMC, all trade names, inventions, discoveries, ideas, research, engineering, methods, practices, processes, systems, formulae, designs, drawings, products, projects, improvements, developments, know-how, and trade secrets which are used in the conduct of LMC'S business, whether registered or unregistered (collectively the "Proprietary Rights") are owned by LMC. To the knowledge of the executive officers of LMC, LMC created or developed such Proprietary Rights and such Proprietary Rights are not subject to any restriction, lien, encumbrance, right, title or interest in others. All of the foregoing Proprietary Rights that are not in the public domain stand solely in the name of LMC and not in the name of any shareholder, director, officer, agent, partner or employee or anyone else known to the executive officers of LMC, and none of the same have any right, title, interest, restriction, lien or encumbrance therein or thereon or thereto.

To the knowledge of the executive officers of LMC, LMC'S ownership and use of the Proprietary Rights do not and will not infringe upon, conflict with or violate in any material respect any patent, copyright, trade secret or other lawful proprietary right of any other party, and no claim is pending or, to the knowledge of the executive officers of LMC, threatened to the effect that the operations of LMC infringe upon or conflict with the asserted rights of any other person under any of the Proprietary Rights, and to the knowledge of the executive officers of LMC there is no reasonable basis for any such claim (whether or not pending or threatened). No claim is pending, or to the knowledge of the executive officers of LMC, threatened to the effect that any such Proprietary Rights owned or licensed by LMC, or which LMC otherwise has the right to use, is invalid or unenforceable by LMC.

         3.10 (i) LMC has not received notice of any material violation of or investigation relating to any environmental or pollution law, regulation, or ordinance with respect to assets now or previously owned or operated by LMC that has not been fully and finally resolved; (ii) to the knowledge of the executive officers of LMC, all permits, licenses and other authorizations which are required under United States, federal, state, provincial and local laws with respect to pollution or protection of the environment ("Environmental Laws"), including Environmental Laws relating to actual or threatened emissions, discharges or releases of pollutants, contaminants or hazardous or toxic materials or wastes ("Pollutants") have been obtained; (iii) to the knowledge of the executive officers of LMC, no conditions exist on, in or about the properties now or previously owned or operated by LMC or any third-party properties to which any Pollutants generated by LMC were sent or released that could give rise on the part of LMC to material liability under any Environmental Laws, material claims by third parties under Environmental Laws or under common law or the occurrence of material costs to avoid any such liability or claim; and (iv) to the knowledge of the executive officers of LMC, all operators of LMC's assets are in material compliance with all terms and conditions of such Environmental Laws, permits, licenses and authorizations, and are also in compliance with all other limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in such laws or contained in any regulation, code, plan, order, decree, judgment, notice or demand letter issued, entered, promulgated or approved thereunder, relating to LMC's assets.

                                   ARTICLE IV

                  Representations, Warranties and Covenants of
                               JNS Marketing, Inc.

         No representations or warranties are made by any director, officer, employee or shareholder of JNS as individuals, except as and to the extent stated in this Agreement or in a separate written statement.

         JNS hereby represents, warrants and covenants to LMC and its shareholders, except as stated in the JNS Disclosure Statement, as follows:

         4.1 JNS is a corporation duly organized, validly existing and in good standing under the laws of the State of Colorado, and has the corporate power and authority to own or lease its properties and to carry on its business as it is now being conducted. The Articles of Incorporation and Bylaws of JNS, copies of which have been delivered to LMC, are complete and accurate, and the minute books of JNS contain a record, which is complete and accurate in all material respects, of all meetings, and all corporate actions of the shareholders and Board of Directors of JNS.

         4.2 The aggregate number of shares which JNS is authorized to issue is 50,000,000 shares of common stock with a par value of $.0001 per share, of which 4,096,455 shares of such common stock will be issued and outstanding, fully paid and non-assessable, prior to the Closing under this Agreement, 3,270,000 of which are owned by Latinocare Management Corp. JNS has, on the Closing Date, no outstanding options, warrants or other rights to purchase, or subscribe to, or securities convertible into or exchangeable for any shares of capital stock except as set forth in the stock purchase agreement dated July 23, 2001, by and between Walter Galdenzi and JNS, all of which will have been exercised prior to the Closing Date and are included in the 4,096,455 shares outstanding on or before the Closing Date. No preferred stock of JNS is outstanding.

         4.3 Concurrent with Closing under this Agreement, the 3,270,000 shares of JNS purchased by Latinocare Management Corp. shall be retired and cancelled of record.

         4.4 JNS has complete and unrestricted power to enter into and, upon the appropriate approvals as required by law, to consummate the transactions contemplated by this Agreement.

         4.5 Neither the making of nor the compliance with the terms and provisions of this Agreement and consummation of the transactions contemplated herein by JNS will conflict with or result in a breach or violation of the Articles of Incorporation or Bylaws of JNS.

         4.6 The execution of this Agreement has been duly authorized and approved by the JNS's Board of Directors.

         4.7 JNS has delivered to LMC financial statements of JNS dated June 30, 2001. All such statements, herein sometimes called "JNS Financial Statements," are (and will be) complete and correct in all material respects and, together with the notes to these financial statements, present fairly the financial position and results of operations of JNS for the periods indicated. All statements of JNS will have been prepared in accordance with generally accepted accounting principles.

         4.8 Since the dates of the JNS Financial Statements, there have not been any material adverse changes in the business or condition, financial or otherwise, of JNS. JNS does not have any material liabilities or obligations, secured or unsecured except as shown on the updated financials of JNS (whether accrued, absolute, contingent or otherwise).

         4.9 There are no legal proceedings or regulatory proceedings involving material claims pending, or, to the knowledge of the officers of JNS, threatened against JNS or affecting any of its assets or properties, and JNS is not in any material breach or violation of or default under any contract or instrument to which JNS is a party, and no event has occurred which with the lapse of time or action by a third party could result in a material breach or violation of or default by JNS under any contract or other instrument to which JNS is a party or by which they or any of their respective properties may be bound or affected, or under their respective Articles of Incorporation or Bylaws, nor is there any court or regulatory order pending, applicable to JNS.

         4.10 JNS shall not enter into or consummate any transactions prior to the Effective Date other than in the ordinary course of business and will pay no dividend, or increase the compensation of officers and will not enter into any agreement or transaction which would adversely affect its financial condition.

         4.11 The representations and warranties of JNS shall be true and correct as of the date hereof and as of the Effective Date.

         4.12 JNS has delivered, or will deliver within two weeks of the date of this Agreement, to LMC, all of its corporate books and records for review, if any. JNS will also deliver to LMC on or before the Closing Date any reports relating to the financial and business condition of JNS which occur after the date of this Agreement and any other reports sent generally to its shareholders after the date of this Agreement.

         4.13  JNS has no employee benefit plan in effect at this time.

         4.14 No representation or warranty by JNS in this Agreement, the JNS Disclosure Statement or any certificate delivered pursuant hereto contains any untrue statement of a material fact or omits to state any material fact necessary to make such representation or warranty not misleading.

         4.15 JNS agrees that all rights to indemnification now existing in favor of the employees, agents, directors or officers of LMC and its subsidiaries, as provided in the Articles of Incorporation or Bylaws or otherwise in effect on the date hereof shall survive the transactions contemplated hereby in accordance with their terms, and JNS expressly assumes such indemnification obligations of LMC.


                                    ARTICLE V

              Obligations of the Parties Pending the Effective Date

         5.1 This Agreement shall be duly submitted to the shareholders of LMC for the purpose of considering and acting upon this Agreement in the manner required by law. The Board of Directors of LMC, subject to its fiduciary obligations to shareholders, shall use its best efforts to obtain the requisite approval of LMC shareholders of this Agreement and the transactions contemplated herein. LMC and JNS shall take all reasonable and necessary steps and actions to comply with and to secure LMC shareholder approval of this Agreement and regulations of such states.

         5.2 At all times prior to the Effective Date during regular business hours, each party will permit the other to examine its books and records and the books and records of its subsidiaries and will furnish copies thereof on request. It is recognized that, during the performance of this Agreement, each party may provide the other parties with information which is confidential or proprietary information. The recipient of such information shall at all times protect such information from disclosure, other than disclosure required by rule, regulation, or law, other than to members of its own or affiliated organizations and its professional advisers, in the same manner as it protects its own confidential or proprietary information from unauthorized disclosure, and not use such information to the competitive detriment of the disclosing party. In addition, if this Agreement is terminated for any reason, each party shall promptly return or cause to be returned all documents or other written records of such confidential or proprietary information, together with all copies of such writings and, in addition, shall either furnish or cause to be furnished, or shall destroy, or shall maintain with such standard of care as is exercised with respect to its own confidential or proprietary information, all copies of all documents or other written records developed or prepared by such party on the basis of such confidential or proprietary information. No information shall be considered confidential or proprietary if it is (a) information already in the possession of the party to whom disclosure is made,
(b) information acquired by the party to whom the disclosure is made from other sources, or (c) information in the public domain or generally available to interested persons or which at a later date passes into the public domain or becomes available to the party to whom disclosure is made without any wrongdoing by the party to whom the disclosure is made.

         5.3 JNS and LMC shall promptly provide each other with information as to any significant developments in the performance of this Agreement, and shall promptly notify the other if it discovers that any of its representations, warranties and covenants contained in this Agreement or in any document delivered in connection with this Agreement was not true and correct in all material respects or became untrue or incorrect in any material respect.

         5.4 All parties to this Agreement shall take all such action as may be reasonably necessary and appropriate and shall use their best efforts in order to consummate the transactions contemplated hereby as promptly as practicable.

                                   ARTICLE VI

                             Procedure For Exchange

         6.1 At the Closing Date, the exchange shall be effected as set forth in Colorado Laws with common stock certificates of JNS being exchanged for LMC common stock certificates as and when submitted to the transfer agent.

                                   ARTICLE VII

                           Conditions Precedent to the
                          Consummation of the Exchange

         The following are conditions precedent to the consummation of the Agreement on or before the Effective Date:

         7.1 LMC and JNS shall have performed and complied with all of its respective obligations hereunder which are to be complied with or performed on or before the Effective Date and JNS and LMC shall provide one another at the Closing with a certificate to the effect that such party has performed each of the acts and undertakings required to be performed by it on or before the Closing Date pursuant to the terms of this Agreement.

         7.2 This Agreement, the transactions contemplated herein shall have been duly and validly authorized, approved and adopted, at meetings of the shareholders of LMC duly and properly called for such purpose in accordance with the applicable laws.

         7.3 No action, suit or proceeding shall have been instituted or shall have been threatened before any court or other governmental body or by any public authority to restrain, enjoin or prohibit the transactions contemplated herein, or which might subject any of the parties hereto or their directors or officers to any material liability, fine, forfeiture or penalty on the grounds that the transactions contemplated hereby, the parties hereto or their directors or officers, have violated any applicable law or regulation or have otherwise acted improperly in connection with the transactions contemplated hereby, and the parties hereto have been advised by counsel that, in the opinion of such counsel, such action, suit or proceeding raises substantial questions of law or fact which could reasonably be decided adversely to any party hereto or its directors or officers.

         7.4 All actions, proceedings, instruments and documents required to carry out this Agreement and the transactions contemplated hereby and the form and substance of all legal proceedings and related matters shall have been approved by counsel for LMC and JNS.

         7.5 The representations and warranties made by LMC and JNS in this Agreement shall be true as though such representations and warranties had been made or given on and as of the Closing Date.

         7.6  LMC shall have furnished JNS with:

         (1) an agreement from each LMC shareholder who is an "affiliate" of LMC as defined in the rules adopted under the Securities Act of 1933, as amended, to the effect that (a) the affiliate is familiar with SEC Rules 144 and 145; (b) none of the shares of JNS common stock will be transferred by or through the affiliate in violation of the

Federal Securities Laws; (c) the affiliate acknowledges that JNS is under no obligation to register the sale, transfer, or the disposition of JNS common stock by the affiliate.

         (2) Securities Laws Compliance. Each shareholder of LMC shall sign an Exchange Agreement as contained on Schedule A.

         7.7 JNS shall furnish LMC with a certified copy of a resolution or resolutions duly adopted by the Board of Directors of JNS, approving this Agreement and the transactions contemplated by it.

                                  ARTICLE VIII

                           Termination and Abandonment

         8.1 Anything contained in this Agreement to the contrary notwithstanding, the Agreement may be terminated and abandoned at any time prior to the Effective Date:

         (a) By mutual consent of LMC and JNS;

         (b) By LMC, or JNS, if any condition set forth in Article VII relating to the other party has not been met or has not been waived in writing by the other party;

         (c) By LMC, or JNS, if any suit, action or other proceeding shall be pending or threatened by the federal or a state government before any court or governmental agency, in which it is sought to restrain, prohibit or otherwise affect the consummation of the transactions contemplated hereby;

         (d) By any party, if there is discovered any material error, misstate-ment or omission in the representations and warranties of another party;

         (e) By any party if the Agreement Effective Date is not within 30 days from the date hereof.

         8.2 Any of the terms or conditions of this Agreement may be waived in writing at any time by the party which is entitled to the benefit thereof, by action taken by its Board of Directors provided; however, that such action shall be taken only if, in the judgment of the Board of Directors taking the action, such waiver will not have a materially adverse effect on the benefits intended under this Agreement to the party waiving such term or condition.

                                   ARTICLE IX

                        Termination of Representation and
                        Warranties and Certain Agreements

         9.1 The respective representations and warranties of the parties hereto shall expire with, and be terminated and extinguished four years after the Effective Date of the Agreement; provided, however, that the covenants and agreements of the parties hereto shall survive in accordance with their terms.


                                    ARTICLE X

                                  Miscellaneous

         10.1 This Agreement embodies the entire agreement between the parties, and there have been and are no agreements, representations or warranties among the parties other than those set forth herein or those provided for herein.

         10.2 To facilitate the execution of this Agreement, any number of counterparts hereof may be executed, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one instrument.

         10.3 All parties to this Agreement agree that if it becomes necessary or desirable to execute further instruments or to make such other assurances as are deemed necessary, the party requested to do so will use its best efforts to provide such executed instruments or do all things necessary or proper to carry out the purpose of this Agreement.

         10.4 This Agreement may be amended upon approval of the Board of Directors of each party provided that the shares issuable hereunder shall not be amended without approval of the requisite shareholders of LMC.

         10.5 Any notices, requests, or other communications required or permitted hereunder shall be delivered personally or sent by overnight courier service, fees prepaid, addressed as follows:

To Latinocare Management Corp.:

         4150 Long Beach Blvd.
         Long Beach, CA 90807


To JNS Marketing, Inc.:

         7609 Ralston Road
         Arvada, CO 80002

or such other addresses as shall be furnished in writing by any party, and any such notice or communication shall be deemed to have been given as of the date received.

         10.6 No press release or public statement will be issued relating to the transactions contemplated by this Agreement without prior approval of LMC and JNS. However, either LMC or JNS may issue at any time any press release or other public statement it believes on the advice of its counsel it is obligated to issue to avoid liability under the law relating to disclosures, but the party issuing such press release or public statement shall make a reasonable effort to give the other party prior notice of and opportunity to participate in such release or statement.


         IN WITNESS WHEREOF, the parties have set their hands and seals this ____ day of _____________, 2001.
                                     JNS Marketing, Inc.


                                     By:
                                         ---------------------------------------
                                              President

                                     Attest:________________________
                                              Secretary

                                     Latinocare Management Corporation


                                     By:
                                       -----------------------------------------
                                              President

                                     Attest: ________________________
                                              Secretary

LATINOCARE MANAGEMENT CORPORATION SHAREHOLDERS (by signature below or pursuant to execution of the Exchange Agreement and Representations incorporating this Agreement by reference.)

---------------------------                        ---------------------------

---------------------------                        ---------------------------

---------------------------                        ---------------------------

---------------------------                        ---------------------------

---------------------------                        ---------------------------

---------------------------                        ---------------------------

                     EXCHANGE AGREEMENT AND REPRESENTATIONS

Gentlemen:

         I understand that Latinocare Management Corp. ("LMC"), a California corporation is offering to exchange its shares of stock of the Company, for shares of stock of JNS Marketing, Inc. ("JNS"), a Colorado corporation ("JNS" or the "Company"), pursuant to a Plan and Agreement of Reorganization ("Plan") between the two companies dated August 31, 2001.

         I hereby offer to exchange all my shares of stock of LMC, a California corporation, for an identical number of shares of JNS, a Colorado corporation, and tender my shares of LMC herewith, and upon acceptance by you, agree to become a shareholder of the Company. In order to induce the Company to accept my offer, I advise you as follows; and acknowledge:

         1. Corporate Documents. Receipt of copies of Plan and Agreement of Reorganization (the "Plan"), and JNS' 10QSB for June 30, 2001, including financial statements of LMC and JNS and such other documents as I have requested, and access to all public reports and exhibits thereto filed by JNS with the Securities and Exchange Commission. I hereby acknowledge that I have received the documents (as may be supplemented from time to time) relating to the Company and that I have carefully read the information and that I understand all of the material contained therein, and agree to the terms, and understand the risk factors as described therein.

         2. Availability of Information. I hereby acknowledge that the Company has made available to me the opportunity to ask questions of, and receive answers from the Company and any other person or entity acting on its behalf, concerning the terms and conditions of the Plan and the information contained in the corporate documents and to obtain any additional information, to the extent the Company possesses such information or can acquire it without unreasonable effort or expense, necessary to verify the accuracy of the information provided by the Company and any other person or entity acting on its behalf.

         3. Representations and Warranties. I represent and warrant to the Company (and understand that it is relying upon the accuracy and completeness of such representations and warranties in connection with the availability of an exemption for the offer and exchange of the shares from the registration requirements of applicable federal and state securities laws) that:

                  (a) RESTRICTED SECURITIES.

                           (I)  I understand that the shares have not been
registered under the Securities Act of 1933, as amended (The Act), or any state securities laws.

                           (II) I understand that if this exchange agreement is
accepted and the shares are issued to me, I cannot sell or otherwise dispose of the shares unless the shares are registered under the Act or the state securities laws or exemptions therefrom are available (and consequently, that I must bear the economic risk of the investment for an indefinite period of time):

                           (III) I understand that the Company has no obligation
now or at any time to register the shares under the Act or the state securities laws or obtain exemptions therefrom, except as stated in the exchange agreement.

                           (IV)  I understand that the Company will restrict the
transfer of the shares in accordance with the foregoing representations.

                           (V)   There is a limited public market for the common
stock of JNS, but no market for any other JNS securities, and there is no certainty that such a market will ever develop or be maintained. There can be no assurance that I will be able to sell or dispose of the Shares. Moreover, no assignment, sale, transfer, exchange or other disposition of the Shares can be made other than in accordance with all applicable securities laws. It is understood a transferee may at a minimum be required to fulfill the investor suitability requirements established by the Company, or registration may be required.

                  (b)      LEGEND.

                           I agree that any certificate representing the shares
will contain and be endorsed with the following, or a substantially equivalent, LEGEND;

                           "This share certificate has been acquired pursuant to an investment representation by the holder and shall not be sold, pledged, hypothecated or donated or other wise transferred except upon the issuance of a favorable opinion by its counsel and the submission to the Company of other evidence satisfactory to and as required by counsel to the Company, that any such transfer will not violate the Securities Act of 1933, as amended, and applicable state securities laws. These shares are not and have not been registered in any jurisdiction."

                  (c)      OWN ACCOUNT.

                           I am the only party in interest with respect to this
exchange offer, and I am acquiring the shares for investment for my own account for the long-term investment only, and not with an intent to resell, fractional-ize, divide, or redistribute all or any part of my interest to any other person.

                  (d)      AGE:     CITIZENSHIP.

                           I am at least twenty-one years old and a citizen of
the United States.

                  (e)      ACCURACY OF INFORMATION.

                All information which Ihave provided to the Company concerning my financial position and knowledge of financial and business matters is correct and complete as of the date set forth at the end hereof, and if there should be any material change in such information prior to acceptance of this exchange offer by the Company, I will immediately provide the Company with such information.

         4. Exchange Procedure. I understand that this exchange is subject to each of the following terms and conditions:

                  (a) The Company may reject this exchange for legal reasons set forth in the Plan and Agreement of Reorganization, and this exchange shall become binding upon the Company only when accepted, in writing, by the Company.

                  (b) This offer may not be withdrawn by me.

                  (c) The share certificates to be issued and delivered pursuant to this exchange will be issued in the name of and delivered to the undersigned.

         5.       Suitability. I hereby warrant and represent:

                  (a) That I can afford a complete loss of the investment and can afford to hold the securities being received hereunder for an indefinite period of time.

                  (b) That I consider this investment a suitable investment, and

                  (c) That I have had prior experience in financial matters and investments.

         6. Acknowledgment. I have been furnished and have carefully read the Plan and information relating to the Company, including this form of Exchange Agreement. I am aware that:

                  (a) There are substantial risks incident to the ownership of Shares from the Company, and such investment is speculative and involves a high degree of risk of loss by me of my entire investment in the Company;

                  (b) No federal or state agency has passed upon the Shares or made any finding or determination concerning the fairness of this investment;

                  (c) All assumptions and projections set forth in any documents provided by the Company have been included therein for purposes of illustration only, and no assurance is given that actual results will correspond with the results contemplated by the various assumptions set forth therein.

                  (d) The Company is in the development stage, and its proposed operations are subject to all of the risk inherent in the establishment of a new business enterprise, including a limited operating history. The unlikelihood of the success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the formation and operation of a new business and the competitive environment in which the Company will operate.

         7. Legal Advice. I acknowledge that I have been advised to consult my own attorney and investment advisor concerning the investment.

         8. No Liquidity. I acknowledge that the investment in the Company is an illiquid investment. In particular, I recognize that:

                  (a) Due to restrictions described below, the lack of any market existing or to exist for these Shares, in the event I should attempt to sell my shares in the Company, my investment will be highly illiquid and, probably must be held indefinitely.

                  (b) I must bear the economic risk of investment in the shares for an indefinite period of time, since the Shares have not been registered under the Securities Act of 1933, as amended, and issuance is made in reliance upon Section 4(2) and 4(6) of said Act and/or Rules 501-506 of Regulation D under the Act, whichever is applicable. Therefore, the Shares cannot be offered, sold, transferred, pledged, or hypothecated to any person unless either they are subsequently registered under said Act or an exemption from such registration is available and the favorable opinion of counsel for the Company to that effect is obtain, which is not anticipated. Further, unless said Shares are registered with the securities commission of the state in which offered and sold, I may not resell, hypothecate, transfer, assign or make other disposition of said Shares except in a transaction exempt or exempted from the registration requirement of the securities act of such state, and that the specific approval of such sales by the securities regulatory body of the state is required in some states.

                  (c) My right to transfer my Shares will also be restricted by the legend endorsed on the certificates.

         9. Representations and Warranties. I represent and warrant to the Company that:

                  (a) I have carefully reviewed and understand the risks of, and other considerations relating to, the exchange of the shares, including the risks of total loss in the event the company's business is unsuccessful.

                  (b) I and my investment advisors, if any, have been furnished all materials relating to the Company and its proposed activities the Plan, the Plan of shares, or anything which they have requested and have been afforded the opportunity to obtain any additional information necessary to verify the accuracy of any representations about the company;

                  (c) The Company has answered all inquiries that I and my investment advisors, if any, have put to it concerning the Company and its proposed activities and the Plan and exchange of the Shares;

                  (d) Neither I nor my investment advisors, if any, have been furnished any offering literature other than the documents attached as exhibits thereto and I and my investment advisors, if any, have relied only on the information contained in such exhibits and the information, as described in subparagraphs (b) and (c) above, furnished or made available to them by the Company;

                  (e) I am acquiring the Shares for which I hereby subscribe for my own account, as principal, for investment purposes only and with a view to the resale of distribution of all or any part of such Shares, and that I have no present intention, agreement or arrangement to divide my participation with others or to resell, transfer or otherwise dispose of all or any part of the Shares subscribed for unless and until I determine, at some future date, that changed circumstances, not in contemplation at the time of this exchange, makes such disposition advisable;

                  (f) I, the undersigned, if on behalf of a corporation, partnership, trust, or other form of business entity, affirm that: it is authorized and otherwise duly qualified to purchase and hold Shares in the Company; recognize that the information under the caption as set forth in (a) above related to investments by an individual and does not address the federal income tax consequences of an investment by any of the aforementioned entities and have obtained such additional tax advice that I have deemed necessary; such entity has its principal place of business as set forth below; and such entity has not been formed for the specific purpose of acquiring Shares in the Company.

                  (g) I have adequate means of providing for my current needs and personal contingencies and have no need for liquidity in this investment; and

                  (h) The information provided by the Company is confidential and non- public and I agree that all such information shall be kept in confidence by it and neither used by it to its personal benefit (other than in connection with its exchange for the Shares) nor disclosed to any third party for any reason; provided, however, that this obligation shall not apply to any such information which (i) is part of the public knowledge or literature and readily accessible at the date hereof; (ii) becomes part of the public knowledge or literature and readily accessible by publication (except as a result of a breach of these provisions); or (iii) is received from third parties (except those parties who disclose such information in violation of any confidentiality agreements including, without limitation, any Exchange Agreement they may have with the Company).

         10. Acceptance of Plan. I hereby adopt, accept, and agree to be bound by all the terms and conditions of the Plan, and by all of the terms and conditions of the Articles of Incorporation, and amendments thereto, and By-Laws of the Company.

Upon acceptance of this Exchange Agreement by the Company, I shall become a share holder for all purposes, and the shares exchanged for shall be issued.

         11. Plan is Binding. The Exchange Agreement, upon acceptance by the Company, shall be binding upon the heirs, executors, administrators, successors, and assigns of mine.

         12.      Indemnification.  I further represent and warrant:

                  (a) That I hereby agree to indemnify the Company and hold the Company harmless from and against any and all liability, damage, cost, or expense incurred on account of or arising out of:

                           (I)  Any inaccuracy in my declarations, representa-
tions, and warranties hereinabove set forth;

                           (II)  The disposition of any of the shares which I
 will receive,contrary to my foregoing declarations, representations, and warranties; and

                           (III)  Any action, suit or proceeding based upon (1)
the claim that said declarations, representations, or warranties were inaccurate or misleading or otherwise cause for obtaining damages or redress from the Company; or (2) the disposition of any of the shares or any part thereof.

         13. Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of California, except as to the manner in which the subscriber elects to take title to the shares in the Company which shall be construed in accordance with the State of his principal residence.

         14. Suitability. Upon request of the Company, I shall provide a sworn and signed copy of my current financial statement.

         15. Restrictions. This exchange is personal to the person/entity whose name and address appear below. It may not be sold, transferred, assigned, or otherwise disposed of to any other person, natural or artificial.

         16. Exchange. I hereby agree to convey title to all of my interest in all my shares of LMC, a California corporation, to JNS, in exchange for an identical number of shares of JNS, a Colorado corporation.

DATED THIS             DAY OF                                              2001.
           -----------         --------------------------------------------


________________________________
                                                             -----------------
NAME OF PURCHASER/EXCHANGOR                                  Tax I.D./SSN

--------------------------------
Signature of Purchaser/Exchangor:

--------------------------------
Residence Address

(----)--------------------------
Business Telephone

---------------------------------
Mailing Address (if different)



         THIS EXCHANGE OFFER IS ACCEPTED THIS ______ day of ________________, 2001.


                                    JNS Marketing, Inc., a Colorado Corporation


                                    by:
                                       -----------------------------------------
                                    Its:
                                        ----------------------------------------

                   SUBSCRIBER ACKNOWLEDGEMENT FORM TO BE USED
                          IF EXCHANGOR IS AN INDIVIDUAL

STATE OF __________________ )
                            ) SS.
COUNTY OF _________________ )

         On this day of , 2001, before me, the undersigned Notary Public, duly commissioned and sworn, personally appeared known to me to be the person(s) whose name is (or whose names are) subscribed to the within instrument, and acknowledged that he (or she or they) executed the same.

         IN WITNESS WHEREOF, I have hereunto set my and affixed my official seal the day and year in the certificate above written.


 My Commission expires:
                        -------------------------


         --------------------------------

         Notary Public


         --------------------------------

         Address


         --------------------------------

NOTARY: Please complete state, county, date and names of all persons signing, and affix notarial seal.

                    SUBSCRIBER ACKNOWLEDGMENT FORM TO BE USED
               IF EXCHANGOR IS A CORPORATION, PARTNERSHIP OR TRUST

STATE OF __________________ )
                            ) SS.
COUNTY OF  ________________ )


         On this day of , 2001, before me, the undersigned Notary Public, duly commissioned and sworn, personally appeared and known to me to be the person(s) whose name is (or whose names are) subscribed to the within instrument, and acknowledged that he (or she or they) executed the same.

         IN WITNESS WHEREOF, I have hereunto set my and affixed my official seal the day and year in the certificate above written.


 My Commission expires:
                        -------------------------


         --------------------------------

         Notary Public


         --------------------------------

         Address


         --------------------------------


NOTARY: Please complete state, county, date and names of all persons signing, and affix notarial seal.

                                   CERTIFICATE

         I hereby certify that:

         (A) The Corporation, Partnership or Trust designated below has been duly formed and is validly existing, with full power and authority to invest in
___________________________.

         (B) The Exchange Agreement and representations of the Corporation, Partnership or Trust have each been duly and validly authorized, executed and delivered by the Corporation, Partnership or Trust, and, upon the acceptance of such exchange by ______________________________________________________________,
will each constitute the valid, binding and enforceable agreement of the Corporation, Partnership, or Trust, as appropriate.

DATED THIS           DAY OF                                   , 2001.
           ---------        ----------------------------------


-------------------------------------       ------------------------------------
Name of Corporation,                        Signature of Authorized Officer,
Partnership or Trust                        Partner, or Trustee


-------------------------------------       ------------------------------------
State of Incorporation of                   Print Name/Title of Authorized
Organization                                Officer, Partner, or Trustee

                                            IF CORPORATION PLEASE ATTEST:
------------------------------------
Street Address
                                            ------------------------------------
                                            Corporate Secretary or Other
------------------------------------
City, State, Zip Code                       Officer